UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of July 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market announcement

  ULTRAPAR PARTICIPAÇÕES S.A.

  MARKET ANNOUCEMENT

  Change of Bookkeeping Agent

  São Paulo, July 25th, 2025 – Ultrapar Participações S.A. (B3: UGPA3; NYSE: UGP, “Ultrapar” or “Company”), hereby informs that as of August 1st, 2025, Itaú Corretora de Valores S.A. (“Itaú”) will become the financial institution responsible for the bookkeeping the Company’s shares, replacing Banco Bradesco S.A. (“Banco Bradesco”).

  Therefore, as of that date, shareholders of Company’s shares under custody in the bookkeeping environment ("Bookkeeping Shareholder") will be attended by Itaú through the email address PreAtendimentoEscritural@itau-unibanco.com.br and the phone numbers (11) 3003-9285 (capital and metropolitan areas) / 0800 720-9285 (other locations).

  Shareholders whose shares are held in custody at B3 S.A. - Brasil, Bolsa, Balcão will continue to be served, normally, by their respective securities brokers and/or custody agents, and there will be no interruption in the trading of the Company's shares.

  Due to the migration process, shareholders service will be suspended from July 28th, 2025 to July 31st, 2025, for the following procedures:

       Inquiries on share position;
       Transfer of shares outside the stock exchange;
       Transfer of custody;
       Payments of any pending events;
       Registration updates; and
       Registration of liens, among others.

  Share transfer orders (transfer of custody) whose blocks have been effected by Banco Bradesco, without the respective deposit having occurred, will be transferred to Itaú for processing.

  This change will not affect the Company’s ADRs or the rights granted to shares, including dividends, and any capital remuneration. Any payments will continue to be made to the same bank account previously indicated by each shareholder.

  For further information, please contact the Investor Relations department.

  Alexandre Mendes Palhares

  Chief Financial and Investor Relations Officer

  Ultrapar Participações S.A.

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: July 25, 2025

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

  (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on July 25, 2025)